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Exhibit 12.2

Vornado Realty L.P.
Consolidated Ratios of Earnings to Fixed Charges

		Year ended December 31,
	9 months ended September 30, 2004
		2003	2002	2001	2000
Net income from continuing operations	$381,743	$462,689	$390,547	$351,894	$314,609
Minority interest not reflected in fixed charges below	212	(827)	(3,534)	(2,480)	(1,965)
Equity in income from certain partially owned entities in excess of distributions	(16,746)	—	—	(28,360)	(19,757)
Fixed Charges	319,290	423,576	437,530	414,914	402,661

	$684,499	$885,438	$824,543	$735,968	$695,548
Fixed charges:
Interest and debt expense	$234,815	$296,059	$305,920	$266,784	$260,573
Capitalized interest	5,003	5,407	6,677	12,171	12,269
Preferred unit distributions	75,354	116,619	119,214	130,815	124,736
1/3 of rent expense — interest factor	4,118	5,491	5,719	5,144	5,083

Total Fixed Charges	$319,290	$423,576	$437,530	$414,914	$402,661

Ratio of Earnings to Fixed Charges	2.14	2.09	1.88	1.77	1.73

*
Restated to reflect equity in income from certain partially owned entities in excess of distributions and preferred unit distributions

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  Exhibit 12.2